

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2015

By E-Mail
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:** **MGM Resorts International**
> **Soliciting Materials filed pursuant to Rule 14a-12 on March 17 and 20, 2015**
> **Filed by Land & Buildings Investment Management, LLC, Land &**
> **Buildings Capital Growth Fund, L.P., Jonathan Litt, Matthew J. Hart,**
> **Richard Kincaid, and Marc A. Weisman**
> **File No. 001-10362**

Dear Mr. Rosewater:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials filed March 17, 2015

1. With a view toward future disclosure, please describe supplementally how you have been "attempting to work collaboratively with MGM management to find an optimal corporate structure for the Company" (exhibit 1).

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples in Exhibit 2 that must be supported:

   - that the company is expected to be a US income tax payer in 2015 (slide 5);
   - that, as to an MGM REIT, there are "rent bumps and tight rent coverage" to be captured and that a high dividend in excess of a 5% yield [is] "likely," and, as to

MGM Lodging C-Corp, that there is an "EBITDA upside opportunity from gaming and lodging EBITDA in excess of rental payments/fees" and a "likely attractive" cost of capital (slide 8);

- that the increases in share price for Penn National Gaming and Pinnacle Entertainment are the result of their REIT conversions or announcements thereof, with no other relevant intervening events between the conversion announcement date and the other measurement dates (slides 9-10);

- each of the line items in 2016 EBITDA column and multiple column on slide 12 as well as the value of each line item under the heading "Potential Upside to Base Case";

- that MGM China's valuation would be $12 per share and the assumption of a 13x EBITDA multiple on 2016 estimated EBITDA, the presumption of 10% in EBITDA growth in Las Vegas for 2017, the belief that MGM is a leading candidate for a gaming license in Japan, that a $5 billion development in Japan or other major market is available and your assumption of a 20% return on investment (slide 14);

- each of the amounts in the 2016 Total EBITDA and the 2016 RevPAR columns on slide 16;

- that the development of MGM integrated resorts are a likely "multi-billion dollar pipeline/opportunity" (slide 17);

- the 2016 EBITDA of $1,363 for Hotel/Gaming NOI (slide 17);

- the total enterprise value for each company listed on slide 21. For this and every other slide in which you cite as a source both your estimates and a third party source, please specify supplementally and in future filings the item that is based upon your estimates and that based on third parties;

- that MGM National Harbor is likely to create $1.43 in value, that MGM Springfield is likely to create $0.88 in value, that MGM Cotai is likely to create $2.59 in value and the figures under the "Stabilized Yield" heading on the table in slide 22;

- that the "Las Vegas recovery is gaining steam," that the management fees earned from CityCenter, MGM China and management of MGM REIT are "likely to grow double-digit annually," and the amounts in each of the columns headed "2016 EBITDA" and "Multiple" on slide 23;

- that MGM China royalties and management fees "could nearly double over the next few years," that CityCenter is continuing to experience "robust growth," and that management fees will "grow further" upon completion of the Maryland and Massachusetts assets (slide 24);

- that non-core assets could be sold for $1.7 billion and that Crystals' sale would result in proceeds to the company of $600 million, and that the company has the ability to repay more than $5 billion of maturities in 2015/2016 (slide 26);

- that Crystals would likely sell for more than $1 billion and have a "sub-5% cap rate" and that Crystals has an estimated "$50+ of EBITDA in 2016" (slide 27); and,

- the 2015 and 2016 estimates in each of slides 45-49.

3. Please provide us supplemental support for the statements attributed to Mr. Murren on slide 7 in Exhibit 2.

4. Please delete the sentence that states "No representations, express or implied, are made as to the accuracy or completeness of such statements, estimates or projections or with respect to any other materials herein" in the fifth paragraph of your "Disclosures" on slide 51. You may not disclaim your own disclosure. Also, please provide us supplementally with a more legible version of these Disclosures.

Soliciting Materials filed March 20, 2015

5. Similar to comment 2 above, please provide support for your assertion that "more than $1.5 billion of shareholder value" was created since you released your presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions